Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

AT&T/TIME WARNER MERGER WILL BRING SIGNIFICANT CONSUMER BENEFITS
The benefits of this merger to consumers are straightforward and substantial:
•	New and innovative content and packaging options
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Together, AT&T and Time Warner will give consumers more and better options, including more choice in network packages and other services, at attractive prices delivered over pay-TV, broadband and mobile, with great consumer interfaces, on-demand content, and interactive features.

o	AT&T's DIRECTV NOW product is a great start—100 channels starting at $35 streamed to any device with no contract, no credit check, and no set top box required.
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But this transaction will enable us to give consumers much more of what they want – and do it faster on a nationwide basis.  With Time Warner's content and AT&T's distribution platforms we will deliver true innovation in both distribution and content.  More customization, more programming options, more interactivity and integration with other content, and more customer control over how they watch their programming.

•	Increasing competition against cable companies
o	The cable companies that continue to dominate both pay-TV and broadband internet services will have no choice but to respond with their own improved offerings.
o	Consumers will benefit from new options, better value and more power to choose.
•	More incentive for accelerated build out of AT&T's next-generation "5G" network
o	AT&T is committed to being at the forefront of 5G, and the mobile-focused video services that we'll feature will change the trajectory 5G.
o	Premium content for mobile video improves AT&T's business case for 5G everywhere and should lead others to accelerate their own plans, spurring even more competition.
•	We will continue to distribute Time Warner's content broadly across platforms and to purchase high-quality content from every corner of the ecosystem.
•	AT&T will continue to be a leading investor in America. We've invested more in the United States than any other public company each of the past 5 years—that commitment won't change.

AT&T/TIME WARNER MERGER DOES NOT RAISE ANTITRUST CONCERNS
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This merger is not about consolidation—either in media or in telecom.  Most mergers that raise antitrust concerns are "horizontal" mergers of competitors in the same line of business.  AT&T and Time Warner are not competitors in any line of business to any meaningful degree.

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Time Warner creates content.  It produces television shows and movies, and owns non-broadcast cable networks, such as TNT, TBS, CNN, and HBO.  Since 2009, Time Warner has NOT owned any cable or internet distribution network.

o	AT&T distributes content. It provides landline telephone service, wireless phone and data service, broadband internet access, and multi-channel video distribution (e.g., DirectTV).
•	AT&T/Time Warner is a classic "vertical" merger that does not reduce competition, increase concentration or create market power. Here, AT&T is buying one of its many suppliers of TV programming.
o	Vertical mergers are widely viewed as being pro-competitive because they typically produce efficiencies and other consumer benefits. That is certainly true here.
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Vertical mergers only rarely raise antitrust concerns—where the combined company would have a dominant market share position at some level of the supply chain that allows it to harm rival companies' ability to compete.

o	Neither AT&T, nor Time Warner, has a dominant market share position in any of their separate and non-overlapping lines of business:
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Time Warner:  while Time Warner produces great TV shows and movies, and has some popular networks, our studio produces only a small fraction of TV shows and movies, and our networks represent an even smaller fraction of video watched by consumers.

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AT&T: the wireless business is intensely competitive, and AT&T is an insurgent in both broadband and multi-channel video distribution, where incumbent cable companies hold traditionally stronger market position.

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The combined company will have no ability or incentive to harm competition in any market or at any level or area of distribution.  The value of Time Warner's business depends on distributing that content broadly, through a wide range of traditional and online distributors, platforms and devices.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner have made the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.